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VIA EDGAR

May 11, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Dana Brown, Esq. and Dietrich King, Esq.

RE:	YouNow, Inc.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 6
Filed March 3, 2020
File No. 024-11018

Dear Mr. Brown and Mr. King:

On behalf of our client YouNow, Inc. (the “Company”), we hereby provide responses to the comments received in the March 26, 2020 letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of Post-Qualification Amendment No. 6 to the Company’s offering statement on Form 1-A, which amendment was filed with the Commission on March 3, 2020. Disclosure changes discussed below have been made in Post-Qualification Amendment No. 7 (referred to herein as the “Offering Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Post Qualification Offering Circular Amendment No. 6

Recent Developments

Unaudited Pro Forma Condensed Combined Financial Information, Page 54

1.	Please revise to disclose the specific nature of and terms of the sale of the Props Live Video App. The disclosures should address the assets and liabilities both transferred and received as well as discussing the impact on employees and financial obligations of the Company. In addition, in a note to the pro forma financial statements, provide information which details each of the components considered in determining how the loss on the transaction was determined.

In response to the Staff’s comment, the Company has revised the opening paragraphs under the subheading “Recent Developments – Unaudited Pro Forma Condensed Combined Financial Information” (at page 54 of the Offering Statement) to describe the specific nature and terms of the sale of the Props Live Video App. The full terms of the sale of the Props Live Video App can be found in the Asset Purchase Agreement by and between YouNow Media, LLC And YouNow, Inc. dated as of February 26, 2020, which is included as Exhibit 6.21 to the Offering Statement. In addition, the Company has revised Note 2 to the Unaudited Pro Forma Condensed Combined Financial Information (at page 58 of the Offering Statement) to include additional descriptions of most of the components of the pro forma adjustments and, in Note 2(g), to provide information which details each of the components considered in determining how the loss on the transaction was determined.

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. and Dietrich King, Esq. Re: YouNow, Inc. Form 1-A POS No. 6 May 11, 2020 Page 2 of 3

2.	We note that pro forma adjustments (j) and (q) eliminated research and development expenses directly attributable to the Props Live Video App. The research and development expenses also included the development of the Props Network as discussed on pages 61 and 63. Please explain the nature of the Prop Live Video App research and development expenses incurred, and the significant pro forma adjustments made, considering that the app has been operational and generating revenues for an extended period of time.

As noted by the Staff, the Props Live Video App has been operational and generating revenues for an extended period of time. However, due to the fact that the Props Live Video App is an interactive application that uses a network of video servers to relay high-quality video streams to each user, the technology used by the Props Live Video App has been evolving rapidly. As a result, substantial ongoing research and development has been necessary in order continuously to improve the Props Live Video App to keep pace with evolving technology and to ensure that the Props Live Video App maintains its market position in a highly competitive marketplace.

In contrast, the Props Network has required significantly lower research and development expenditures. The primary technology used by the Props Network is a smart contract that is deployed on the Ethereum blockchain. The Ethereum blockchain is a global, widely distributed, decentralized technology already in existence. The Company is not required to bear any ongoing research and development costs associated with the evolution or ongoing development of the Ethereum blockchain. As a result, although the Company does incur research and development costs associated with the development of the Props Network (as described on page 134 of the Offering Statement), these have been much less than the research and development expenditures attributable to the Props Live Video App.

The research and development expenses incurred in connection with the Props Live Video App are principally attributable to the employees who were engaged in that research and development. As described on page 133 of the Offering Statement, upon the consummation of the sale of the Props Live Video App assets, the Acquirer hired all of the Company’s employees whose job responsibilities were primarily related to the operation of the Props Live Video App. Those employees simultaneously ceased to be employees of the Company. As a result, all of the research and development costs related to such employees have been assumed by the Acquirer. For this reason, the unaudited pro forma condensed combined statements of operations and comprehensive loss include a significant pro forma adjustment to account for the substantial research and development activities that were transferred, and the relatively less extensive research and development activities being retained.

3.	Please disclose where the resulting legal, accounting and other expenses related to the Regulation A offering and other financing activities as disclosed in adjustment (f) are recognized in the pro forma combined statements of operations and comprehensive loss for the periods ending June 30, 2019 and December 31, 2018.

The legal, accounting and other expenses related to the Regulation A offering and other financing activities as disclosed in adjustment (f) are reflected in “Token offering expenses” within “Other income (expenses)”.

* * *

U.S. Securities and Exchange Commission Attn: John Dana Brown, Esq. and Dietrich King, Esq. Re: YouNow, Inc. Form 1-A POS No. 6 May 11, 2020 Page 3 of 3

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me at 646-895-7112 (direct), 212-370-1300 (office reception) or 917-882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Adi Sideman, President and Chief Executive Officer, YouNow, Inc.